Exhibit 99.2

VIRYANET LTD.

FOR IMMEDIATE RELEASE

For information, contact:

Jack McAvoy	Al Gabrielli
VP, Corporate Communications	CFO
ViryaNet	ViryaNet
(508) 490-8600	(508) 490-8600

VIRYANET COMPLETES ACQUISITION OF UTILITY PARTNERS

Acquisition of Utility Partners to Boost ViryaNet Share in Utility Market

Southborough, Massachusetts — July 29, 2004 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has completed the acquisition of Tampa-based Utility Partners, Inc. (UP), previously announced on July 12, 2004.

“UP is now a wholly-owned subsidiary of ViryaNet”, stated Win Burke, president and CEO, ViryaNet. “UP meets our criteria for acquisitions in several ways, including additional revenues and a significant installed base in our primary market, the utilities sector. Today, we welcome UP’s customers, partners, staff, and shareholders into the ViryaNet family.”

Under the terms of the agreement, ViryaNet acquired all of the outstanding shares of UP for approximately $1.4 million in cash and 898,485 Ordinary Shares of ViryaNet. Based on the closing price of ViryaNet shares on July 28, 2004, the total transaction is valued at approximately $4.1 million. UP had approximately $600,000 in cash on hand at the time of the transaction, with no short- or long-term bank debt.

“As a result of the UP transaction, we are updating our revenue guidance for 2004,” continued Win Burke. “Based on current estimates for ViryaNet and UP’s revenues for the balance of the year, ViryaNet is revising upward its goal for annual revenue growth in 2004 from 25% to between 30% and 35%. However, any one quarter’s results will be difficult to predict and will not necessarily be indicative of full-year performance. Excluding potential one-time charges in the third quarter of 2004 resulting from the acquisition, ViryaNet does not expect that the acquisition of UP will have a significant effect on its net operating results for the year 2004.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the

VIRYANET LTD.

Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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